Exhibit 1

FIRST Amendment to CONSULTING Agreement

This FIRST Amendment to CONSULTING Agreement (this “Amendment”) is entered into as of September 29, 2020 by and between Blue Horizon Consulting, LLC, a Puerto Rico limited liability company (“Blue Horizon”), as Assignee under concurrent Assignment dated as of May 28, 2019, of all rights, title and interests of Happy Walters, as “Consultant” as applicable both therein and herein, under that certain Consulting Services Agreement (the “Agreement”), effective as of the same date, between Happy Walters and Conversion Labs, Inc., a Delaware corporation (the “Company”). The Consultant and the Company are also referred to together as the “Parties”.

RECITALS

WHEREAS, the Parties previously entered into the Agreement, whereby the Company engaged Consultant to assist with development of Conversion Labs’ telemedicine business (the “Original Agreement”); and

WHEREAS, the Parties desire to amend the Original Agreement to increase the Compensation for Services provided by Consultant, retroactive to the Effective Date of the Original Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1. Amendments. The Original Agreement shall be amended as follows:

a.	References to the “Agreement” shall mean the Original Agreement, as amended by this Amendment.

b.	Section D of the Original Agreement is hereby deleted in its entirety and replaced with the following, effective as of May 28, 2019.:

Compensation for Services. Provided that Consultant is still providing the Services, Consultant shall receive or shall be deemed entitled to have received from the Company up to 10,000,000 shares of common stock of the Company, in aggregate, in increments of 2,000,000 shares in accordance with the following milestones:

At such time as Company’s telemedicine brands collectively achieve topline revenue of at least:	Number of Shares of the Company
$10,000,000	2,000,000 shares
$15,000,000	2,000,000 shares
$20,000,000	2,000,000 shares
$25,000,000	2,000,000 shares
$30,000,000	2,000,000 shares

Notwithstanding the foregoing, the shares owed pursuant to this Agreement will only be issued when the Company has sufficient authorized shares to make such an issuance. In the event of a stock-split, the number of shares shall be adjusted accordingly. A telemedicine brand shall be defined as any brand owned by the company that provides virtual medical treatment or sells any prescription medication.

2. Counterparts. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

IN WITNESS WHEREOF, each of the undersigned hereby (a) executes this Agreement; (b) confirms its agreement with the provisions and covenants herein provided; and (c) agrees to be bound by this Agreement.

BLUE HORIZON CONSULTING, LLC:

By:
Name:	Happy Walters
Title:

CONVERSION LABS, INC.

By:
Name:	Justin Schreiber
Title:	Chief Executive Officer